Exhibit 99.1

ANNOUNCES THE RECIEPT OF A PURPORTED
CLASS ACTION LAWSUIT

AZOUR, Israel – July 20, 2015 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), today announced that on July 19, 2015, Ituran Location and Control Ltd. (the “Company”) received a purported class action lawsuit which was filed against the Company in the District Court of Central Region in Tel-Aviv on July 13, 2015, by one plaintiff who is a subscriber of the Company, alleging that the Company, which was declared a monopoly under the Israeli Restrictive Trade Practices Law, 1988, unlawfully abused its power as a monopoly and discriminated between its customers.

The plaintiff claims that the alleged discrimination resulted from the Company charging higher monthly subscription fees from customers who are obliged by insurance company requirements to install location and recovery systems in their vehicles than the monthly subscription fees that are charged from customers who are not required by insurance companies to install location and recovery systems in their vehicles. In addition the plaintiff claims that the Company offers to customers who are not required by insurance companies to install location and recovery systems in their vehicles, a discounted warrantee service to their location and recovery systems. The plaintiff claims in addition to the above, that such actions raise additional claims against the Company such as negotiations without good faith, executing contract without good faith, breach of contract, unjust enrichment, breach of consumer protection laws, tort laws, and breach of statutory duty.

The lawsuit is yet to be approved as a class action. The total amount claimed if the lawsuit is approved as a class action was estimated by the plaintiff to be approximately NIS 300 million (approximately USD 79 million).

Based on an opinion of its legal counsels, the Company believes that the lawsuit lacks substantiation, and that the Company has good defense arguments in respect of claims made by the plaintiff.

A class action lawsuit based on similar claims, against the Company, which was filed on form 6-K on March 22, 2011, was dismissed by the court on the request of both parties, on March 5, 2012 for a small compensation to the plaintiff and his attorneys, in a total amount of NIS 30,000 (approximately USD 7,900). Such dismissal of a similar class action lawsuit may have a positive effect on the Company ability in its defense against the current lawsuit.

Notwithstanding the aforesaid, at this preliminary stage, the Company is unable to assess the lawsuit's chances of success.

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 845,000 subscribers distributed globally. Established in 1995, Ituran has approximately 1,500 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

International Investor Relations

Ehud Helft
ituran@gkir.com
GK Investor Relations
(US) +1-646 201 9246

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 845,000 subscribers distributed globally. Established in 1995, Ituran has approximately 1,500 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

International Investor Relations

Ehud Helft
ituran@gkir.com
GK Investor Relations
(US) +1-646 201 9246

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